

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 31, 2007

Mr. David J. West
Chief Financial Officer
The Hershey Company
100 Crystal A Drive
Hershey, PA 17033

> **Re: The Hershey Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 23, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2007**
> **Filed November 7, 2007**
> **File No. 1-00183**

Dear Mr. West:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 56

1.   We note your disclosure that, following the adoption of SAB 108, you changed one of five criteria of your revenue recognition policy to delay the recognition of revenue on goods in transit until they are received by your customers, and also that you made adjustments to correct certain liabilities as of December 31, 2006. Explain to us, in reasonable detail, how you considered disclosing the nature and amount of each individual error being corrected along with when and how each error arose. As part of your response, explain how you considered the

interpretive response to Question 3 of SAB 108, which requires such disclosure even though such errors may have previously been considered immaterial.

2.   Explain to us why your Statements of Stockholders' Equity does not reflect the adjustment to retained earnings in 2006 for the adjustments made in connection with SAB 108.

3.   Identify for us the policy you used to evaluate materiality for periods prior to the application of SAB 108. Explain how that policy was applied to the specific items described under this note.

4.   Explain to us why it was necessary to change your revenue recognition policy as a result of SAB 108. Include in your response an explanation of how your prior policy differed from your current policy, whether it previously complied with GAAP, and how applying the change earlier would have impacted your financial statements. Tell us why you did not make a cumulative adjustment relating to revenue recognition.

Exhibits 31.1 and 31.2

5.   In future filings, please ensure that the certifications reflect the exact language required by Item 601(b)(31) of Regulation S-K. For example, we note that you modified the Exchange Act rule references in the introductory language in paragraph 4 and omitted the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) and the language "(or persons performing the equivalent functions)" in the introductory language in paragraph 5.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584, Mellissa Duru at (202) 551-3757 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director